

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2021

Nicolaas Vlok
Chief Executive Officer
Project Angel Parent, LLC
c/o MeridianLink, Inc.
1600 Sunflower Avenue, #200
Costa Mesa, CA 92626

   Re: Project Angel Parent, LLC
     Draft Registration Statement on Form S-1
     Submitted December 15, 2020
     CIK No. 0001834494

Dear Mr. Vlok:

  We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1. You refer to yourself as a "leading provider of cloud-based software solutions for financial institutions, including banks, credit unions, mortgage lenders, specialty lending providers, and consumer reporting agencies, or CRAs." Please clarify the basis of your leadership, such as market share by revenues or other criteria.

2. Please discuss the material terms of the stockholders agreement, which provides for rights to appoint members to your board of directors. Also discuss the terms of your charter and bylaws which allows Thoma Bravo to set the size of our board of directors and fill any

vacancy on our board of directors, including newly created seats, for so long as Thoma Bravo beneficially owns at least 30% of the outstanding shares of your common stock.

3.   You indicate that you intend to utilize some or all of the exemptions from certain corporate governance requirements. Please clarify which exemptions you intend to utilize after this offering.

4.   Please define "active system users" and clarify how you calculated that you have 200,000 active system users and disclose the period measured.

Non-GAAP Financial Measures, page 67

5.   We note your purchase accounting adjustment related to "Deferred revenue reduction from purchase accounting" in your adjusted EBITDA measure, as presented by your reconciliation of net loss to adjusted EBITDA on page 69. Considering your deferred revenue was adjusted to fair value at the time of acquisition pursuant to GAAP, this non-GAAP adjustment intended to eliminate the impact of purchase accounting appears to substitute individually tailored revenue recognition and measurement methods for those of GAAP. Please tell us how you considered the guidance of Question 100.04 of the Division's Non-GAAP C&DIs and Rule 100(b) of Regulation G when presenting this measure.

6.   Please accompany your presentations of Adjusted EBITDA margin with an equally prominent presentation of a comparable ratio calculated using GAAP amounts. Refer to Item 10(e)1(i)(A) of Regulation S-K and footnote 27 of non-GAAP adopting Release No. 33-8176.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 70

7.   We note on page F-26 that "[d]uring the year ended December 31, 2019, there were 1,000,000 unit options granted which contain vesting provisions dependent upon the Company achieving certain valuation multiple targets upon a change in control event or sale of the Company." Please clarify if the options will vest upon your IPO and if so, please disclose in quantified detail the charge that you anticipate will be incurred.

Key Operating Measures, page 73

8.   We note your calculation of the metric identified as "Customer Net Retention Rate" reflects customer additions as well as customer terminations and consequently, which is a measure of the change in total customers and not customer retention. Please revise the description of this metric to accurately reflect its substance.

9.   Please disclose the ARR Net Retention Rate for the period ending December 31, 2019 or tell us why this information is not material to investors.

Results of Operations, page 84

10.   In regard to revenues, for each period presented, please disclose and discuss the percentage of revenues contributed by new compared to existing customers and describe in sufficient detail any other underlying reasons driving material changes, such as changes in pricing for annual or volume-based fees. In regard to expenses, for each applicable expense category, please disclose quantitatively the increase in headcount, or any other material cost driver, such as fees paid to third party vendors in connection with delivering services to customers. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section III.B.1 of SEC Release No. 33-8350.

Business
Who We Serve, page 96

11.   In your risk factor on page 48, you indicate that you expect lower mortgage lending volume in 2021 and 2022, and it may affect your operations and financial results. Please clarify whether you derive a significant amount of revenue from mortgage lending providers, mortgage loan applications and loan activity.

Technology and Solutions, page 102

12.   You describe the back-office operations, customer support, and product development have been integrated from the 2018 merger of CRIF and MeridianLink. Please clarify the extent that the solutions offered by CRIF and Meridian Link are integrated in the same platforms or if they are still sold, marketed, and operated separately. We note that your customers are under long-term agreements. Further, please clarify how the applications and solutions provided by Teledata and Tazworks will be integrated into your solutions.

13.   You indicate on pages 31 and 32 that a significant portion of your product development operations is performed in India by third-party services providers. Please describe the product development work performed by these third-party service providers and clarify whether you are substantially dependent upon any agreements with these third parties.

14.   Please clarify whether you generate material amount of revenue through your Partner Marketplace.

Corporate Conversion, page 132

15.   We note that Project Angle Parent LLC has two classes of Units: Common Class B Units and Preferred Class A Units. Please clarify how each of these Units will be converted into common stock.

Principal Stockholders, page 133

16.   Please revise your beneficial ownership table to include the natural persons that hold voting and/or investment power of the shares held by Thoma Bravo and its affiliates.

Description of Indebtedness, page 135

17.   You disclose that you will repay your Second Lien Credit Facility in its entirety with offering proceeds. Please clarify whether you will maintain this credit facility or if it will terminate after it is repaid.

Description of Capital Stock, page 140

18.   For the Corporate Opportunity charter provision described on page 144, you indicate that it will take a certain percentage of stockholder votes to change this provision. Please clarify if the Corporate Opportunity charter provision will still be in effect if Thoma Bravo no longer has a significant amount of beneficial ownership of your equity. If so, please revise your risk factor on page 52 to address this issue.

Underwriting, page 153

19.   Please provide a brief description of the "related persons" that may purchase reserved shares in your IPO. For example, clarify if the related persons are restricted to officers, directors, employees, and sponsors, or if it will comprise of a larger pool of investors such as friends and family of these specified investors or customers, suppliers or business partners.

20.   Please provide a brief description of the "certain limited exceptions" to your lock-up agreement.

Consolidated Financial Statements
Consolidated Statement of Operations, page F-4

21.   We note the Corporate Conversion will occur immediately after the effectiveness of the registration statement. Please provide pro forma earnings per share data on the face of your income statement for all periods to give effect to the total number of shares of common stock to be issued in the Corporate Conversion.

Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-12

22.   We note that your contracts with customers often include multiple performance obligations, which typically include multiple subscription and implementation services. Your revenue recognition policy footnote should provide greater detail in how you identify and recognize distinct performance obligations normally found within a contract. In regard to subscription services, please describe whether your customer

support services are a distinct performance obligation and clarify how they are a single performance obligation integrated with subscription services and recognized ratably over the same period of time. Please also clarify how you considered the level of integration, interdependency, and interrelation in your determination to account for implementation services as a separate performance obligation.

23. We note on page 40 that you may be obligated to provide credits or refunds if you fail to meet service level commitments in certain customer agreements. Please disclose whether your transaction prices include estimates of variable consideration and clarify the nature and impact of the variable consideration included in your contracts, if any. Refer to ASC 606-10-32-5 through 32-7 and ASC 606-10-50-20.

Note 6. Long-Term Debt, page F-22

24. In regard to your first and second liens bearing interest at a rate using LIBOR, please specify the interest rate, or range, used to calculate interest expense.

Note 12. Subsequent Events
Business Combinations, page F-32

25. We note your disclosure that in November and December 2020, you acquired the operations and assets of Teledata Communications, Inc. and TazWorks, LLC, respectively. Based on this description, it appears that you acquired businesses. Please tell us how you considered Rule 3-05 of Regulations S-X in evaluating the significance of these acquisitions and whether you are required to include audited financial statements and pro forma information. As part of your response, provide us with the results of your significance tests.

General

26. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

        You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or
Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding
comments on the financial statements and related matters. Please contact Edwin Kim, Staff
Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other
questions.

                                                        Sincerely,

                                                        Division of Corporation Finance
                                                        Office of Technology

cc: Joseph C. Theis, Jr., Esq.